SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 7)

Tender Offer Statement
Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

METHODE ELECTRONICS, INC.

(Name of Subject Company (Issuer))
MEI Investment Corp.
Dura Automotive Systems, Inc.
(Name of Filing Persons (Offerors))

Class B Common Stock, Par Value $0.50 Per Share and Associated Preferred Share Purchase Rights (Title of Class of Securities)	591520 10 1 (CUSIP Number of Class of Securities)

David R. Bovee

Chief Financial Officer
Dura Automotive Systems, Inc.
2791 Research Drive
Rochester Hills, Michigan 48309
Telephone: (248) 299-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Dennis M. Myers
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, Illinois 60601
Telephone: (312) 861-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$25,008,015	$2,024

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value is based on the purchase of 1,087,305 Shares of Class B Common Stock at the tender offer of $23.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals 0.008090% of the transaction valuation. The filing fee was previously paid.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,024	Filing Party: Dura Automotive Systems, Inc., et al.
Form or Registration No.: Schedule TO-T	Date Filed: July 8, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 7 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto, originally filed on July 8, 2003 by Dura Automotive Systems, Inc., a Delaware corporation (“Parent”), and MEI Investment Corp. (the “Purchaser”), a Delaware corporation and an indirect, wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of class B common stock, par value $0.50 per share, and the associated preferred share purchase rights (together, the “Class B Shares”), of Methode Electronics, Inc., a Delaware corporation (the “Company”), at $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 8, 2003, and the Supplement to the Offer to Purchase, dated August 4, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i), (a)(1)(viii) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to all the applicable items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

      Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

      The discussion under the heading “11. Background of the Offer” on pages S-7 through S-12 of the Supplement is hereby amended and supplemented by adding the following to the end thereof:

      On Thursday, August 28, 2003, an advisor to Dura contacted a representative of Lazard to suggest that because only a portion of Methode’s technology and business were of prime interest to Dura, Dura would be willing to craft an alliance around selected business lines that they believed constituted approximately 10% of Methode’s revenue base. The Dura advisor proposed a meeting between the companies to discuss such a joint venture with all rights reserved.

      On Saturday, August 30, 2003, the Dura representative sent to Lazard a confirmatory facsimile including a description of a potential Dura-Methode alliance.

      On Tuesday, September 2, 2003, as Dura announced that it was extending the Offer until September 16, the Lazard representative informed the Dura advisor that Methode would only be willing to engage in discussions regarding a potential joint venture if Dura’s tender offer for the Class B shares was no longer pending.

2

SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2003

DURA AUTOMOTIVE SYSTEMS, INC.

By:	/s/ DAVID R. BOVEE

Name: David R. Bovee
Title: Vice President and Chief Financial Officer

MEI INVESTMENT CORP.

By:	/s/ DAVID R. BOVEE

Name: David R. Bovee
Title: Chief Financial Officer and Director

3

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase dated July 8, 2003.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of summary advertisement dated July 8, 2003.*

(a)(1)(viii)	Supplement to Offer to Purchase, dated August 4, 2003.*

(a)(5)(i)	Text of press release issued by Parent, dated July 3, 2003.*

(a)(5)(ii)	Letter to the trustees of the Trusts, delivered July 11, 2003.*

(a)(5)(iii)	Letter to the Board of Directors of the Company, delivered July 31, 2003.*

(a)(5)(iv)	Text of press release issued by Parent, dated August 5, 2003.*

(a)(5)(v)	Text of press release issued by Parent, dated August 18, 2003.*
(a)(5)(vi)	Text of press release issued by Parent, dated September 2, 2003.*
(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

E-1